As filed with the Securities and Exchange Commission on November 21, 2002
File No. 333-36386

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-8 REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933

NORTEK HOLDINGS, INC. (Exact name of registrant as specified in its charter)

Delaware	16-1638891
(State Or Other Jurisdiction	(I.R.S. Employer
Of Incorporation Or Organization)	Identification No.)

50 Kennedy Plaza Providence, Rhode Island 02903 (Address Of Principal Executive Offices, Including Zip Code)

Nortek, Inc. 2000 Equity and Cash Incentive Plan Nortek, Inc. 2000 Stock Option Plan for Directors (Full title of the plan)

Richard L. Bready, Chairman	Kevin W. Donnelly, Esq.
Nortek, Inc., 50 Kennedy Plaza	Nortek, Inc., 50 Kennedy Plaza
Providence, Rhode Island 02903	Providence, Rhode Island 02903
(401) 751-1600	(401) 751-1600
__________________________________________________________
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Post-Effective Amendment No.1

          Nortek Holdings, Inc., a Delaware corporation (the "Registrant"), files this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 as the successor issuer to Nortek, Inc., a Delaware corporation ("Nortek"), in accordance with Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"). This Post-Effective Amendment is filed to reflect the adoption by Nortek of a holding company organizational structure in accordance with Section 251(g) of the Delaware General Corporation Law.

          Effective November 20, 2002, Nortek reorganized into a holding company form of structure, whereby the Registrant became the holding company for Nortek and its subsidiaries. The holding company's organizational structure was effected by a merger conducted pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the constituent corporations. The creation of a holding company structure is a condition to the closing of the pending acquisition of Nortek by affiliates of Kelso & Company L.P. and members of Nortek management.

          In the merger, Nortek Holdings Merger Sub, Inc., a Delaware corporation (the "Merger Sub"), merged with and into Nortek with Nortek as the surviving corporation. Prior to the reorganization, the Registrant was a direct, wholly owned subsidiary of Nortek and Merger Sub was a direct, wholly owned subsidiary of the Registrant. Both the Registrant and Merger Sub were organized for the sole purpose of implementing the holding company structure. As a result of the merger, Nortek became a direct, wholly owned subsidiary of the Registrant.

          Pursuant to the merger, (i) each issued and outstanding share of common stock, par value $1.00 per share, of Nortek was converted into one share of common stock, par value $1.00 per share, of the Registrant, (ii) each issued and outstanding share of special common stock, par value $1.00 per share, of Nortek was converted into one share of special common stock, par value $1.00 per share, of the Registrant, (iii) each issued and outstanding share of Merger Sub was converted into one share of common stock of Nortek, and the separate corporate existence of Merger Sub ceased, and (iv) all of the issued and outstanding shares of the Registrant owned by Nortek were automatically canceled and retired. As a result, each stockholder of Nortek received securities of the same class, evidencing the same proportional interests in the Registrant and having the same designations, rights, powers and preferences and qualifications, limitations and restrictions, as those that the stockholder held in Nortek. In addition, in connection with the merger, each outstanding option to purchase shares of capital stock of Nortek was assumed by the Registrant and converted into an option to purchase, upon the same terms and conditions, an identical number of shares of the capital stock of the Registrant.

          The common stock of the Registrant will continue to be listed and traded on the New York Stock Exchange under the symbol "NTK" without interruption. In accordance with Section 251(g) of the General Corporation Law of the State of Delaware, the provisions of the certificate of incorporation and bylaws of the Registrant are substantially identical to those of Nortek prior to the holding company merger. The directors and executive officers of the Registrant are the same individuals who were directors and executive officers, respectively, of Nortek immediately prior to the merger.

          In connection with the merger, the Registrant became liable for and assumed all the obligations and duties of Nortek under that certain Second Amended and Restated Rights Agreement, dated as of April 1, 1996, as amended on April 12, 2002 (the "Rights Agreement") by and between EquiServe Trust Company, N.A., as Rights Agent, and Nortek. Accordingly, until the occurrence of certain events specified in the Rights Agreement, the rights thereunder will be represented by the outstanding shares of the common stock of the Registrant, are not transferable separately from the associated shares of common stock and are automatically transferred upon transfer of the associated common stock. The outstanding publicly traded notes of Nortek were not assumed by the Registrant in the merger and therefore continue to be obligations of Nortek.

          In accordance with Rule 414, the Registrant, as the successor issuer to Nortek, hereby expressly adopts Registration Statement No. 333-36386 on Form S-8 as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended. The registration fees were paid at the time of filing the original Registration Statement on Form S-8.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard L. Bready	Dated: November 20, 2002
Richard L. Bready, Chairman of the Board
of Directors, Chief Executive Officer and
President

(Principal Executive Officer)

/s/Almon C. Hall	Dated: November 20, 2002
Almon C. Hall, Vice President and Chief
Financial Officer

/s/Richard J. Harris	Dated: November 20, 2002
Richard J. Harris, Director

/s/Phillip L. Cohan	Dated: November 20, 2002
Phillip L. Cohen, Director

/s/J. Peter Lyons	Dated: November 20, 2002
J. Peter Lyons, Director

/s/William I. Kelly	Dated: November 20, 2002
William I. Kelly, Director